SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

                                  G REIT, INC.
                            (Name of Subject Company)

   SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE
  FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6,
   LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP
  FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC;
                        MACKENZIE PATTERSON FULLER, INC.

                                    (Bidders)
                             SHARES OF COMMON STOCK
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                   Transaction                     Amount of
                   Valuation*                      Filing Fee

                   $15,400,000.00                  $1,812.58

Increase from
original filing:   $ 8,400,000.00                  $  988.68

      * For purposes of calculating the filing fee only. Assumes the purchase of 2,200,000 Shares at a purchase price equal to $7 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $823.90
         Form or Registration Number:  Schedule TO
         Filing Party:  Above named Bidders
         Date Filed:  November 1, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

The Schedule TO filed by SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; and MACKENZIE PATTERSON FULLER, INC. (collectively the "Purchasers") on November 1, 2005, is hereby amended as set forth below. Except as amended hereby, all of the terms of the Offer and all disclosure set forth in the Schedule previously filed remain unchanged.

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by the Purchasers to purchase shares of common stock (the "Shares") in G REIT, Inc. (the "Corporation"), the subject company, at a purchase price equal to $7 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 (the "Offer Date") and December 6, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the initial Schedule TO. As noted above, the Offer price would be subject to reduction for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Shareholders to the Purchasers.

By this amendment, the Purchasers are increasing the number of Shares subject to the Offer from 1,000,000 to 2,200,000. The Corporation had 13,973 holders of record owning an aggregate of 43,869,000 Shares as of March 31, 2005, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2004. The Purchasers and their affiliates currently beneficially own no Shares. The 2,200,000 Shares subject to the Offer as it is hereby amended constitute 5% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $15,400,000.00 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

(a)(5)   Addendum dated November 7, 2005 to Offer to Purchase dated
         November 1, 2005

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   November 7, 2005



SUTTER OPPORTUNITY FUND 3, LLC; MPF INCOME FUND 21, LLC; MPF DEWAAY FUND 3, LLC; MPF INCOME FUND 23, LLC; MP FALCON GROWTH FUND 2, LLC; MPF BLUE RIDGE FUND I, LLC; MPF BLUE RIDGE FUND II, LLC; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 22, LLC; MACKENZIE PATTERSON SPECIAL FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 11, LLC; MPF DEWAAY PREMIER FUND 2, LLC; MPF DEWAAY PREMIER FUND 3, LLC; STEVEN GOLD; MPF-NY 2005, LLC; MORAGA GOLD, LLC; MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         --------------------------------------
         Christine Simpson, Vice President of Manager or General Partner of each filing person

                                  EXHIBIT INDEX


Exhibit      Description

(a)(5)       Addendum dated November 7, 2005 to Offer to Purchase dated
             November 1, 2005